Page 1 of 17 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            THE UNIMARK GROUP, INC.
                            -----------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   904789104
                                   ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 17 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP No. 904789104                                           Page 2 of 17 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MADERA LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  2,629,855
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   2,629,855
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,629,855

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [  ]

13       Percent of Class Represented By Amount in Row (11)

                                            12.5%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 904789104                                           Page 3 of 17 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MIRIAM REBLING

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  MEXICO

                           7        Sole Voting Power
 Number of                                  2,629,855
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   2,629,855
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,629,855

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [  ]

13       Percent of Class Represented By Amount in Row (11)

                                            12.5%

14       Type of Reporting Person (See Instructions)

                  IA

                                                              Page 4 of 17 Pages

         This Statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares") of The UniMark Group, Inc. (the "Issuer"). This Statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent pro rata distribution of Shares to Madera LLC ("Madera"), as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.  Security and Issuer

         This Statement relates to the Shares. The address of the principal executive office of the Issuer is UniMark House, 124 McMakin Road, Bartonville, TX 76226.

Item 2.  Identity and Background

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Madera; and

                  (ii)     Miriam Rebling ("Ms. Rebling").

         Madera is a Delaware limited liability company. The principal business of Madera is investment in securities. The capital member of Madera is Riszaro Limited, an Irish company associated with Mr. Fernando Chico Pardo, a citizen of Mexico. Ms. Rebling, a citizen of Mexico, is the sole manager of Madera and, in such capacity, may be deemed to have voting and/or dispositive power with respect to the Shares. The principal business of Ms. Rebling is to provide management and advisory services to Madera.

         Each Reporting Person's principal business address is 515 East 72nd Street, New York, N.Y. 10021.

         During the past five years, none of the Reporting Person and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding as a result of which she or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The 2,629,855 Shares reported herein were formerly held for the account of M&M Nominee LLC, a Delaware limited liability company ("M&M"), of which Madera is a member. On July 6, 2004, Mexico Strategic Investment Fund Ltd., a Cayman Islands corporation ("MSIF") entered into a stock purchase agreement (the "Stock Purchase Agreement") with Cardinal-UniMark Investors, L.P., a Delaware limited partnership ("Cardinal"). Pursuant to the Stock Purchase Agreement, MSIF, which owns 80% of M&M, sold 10,519,419 Shares to Cardinal, which represented MSIF's 80% pro rata interest in the Shares formerly held for the account of M&M. Madera, which owns 20% of M&M, was distributed pro rata, and as a result became the direct beneficial owner of, the 2,629,855 Shares reported herein. Madera did not pay any consideration in connection with such distribution.

         The securities held for the account of Madera may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms'

                                                              Page 5 of 17 Pages

credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction

         All of the Shares reported herein were acquired for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

         Messrs. Federico Chavez Peon Mijares, Luis Chico Pardo and Manuel Morales Camporredondo serve on the board of directors of the Issuer. Each of
Messrs. Federico Chavez Peon Mijares, Luis Chico Pardo and Manuel Morales Camporredondo are employees of Promecap S.C., a company incorporated under the laws of Mexico which is associated with Mr. Fernando Chico Pardo. As directors of the Issuer, Messrs. Federico Chavez Peon Mijares, Luis Chico Pardo and Manuel Morales Camporredondo may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The information set forth in Item 6 is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

         According to information provided by the Issuer in its most recent quarterly report on Form 4, there were 21,044,828 Shares outstanding as of May 5, 2004.

         (a) Each of Madera and Ms. Rebling may be deemed the beneficial owner of the 2,629,855 Shares (approximately 12.5% of the total number of Shares outstanding) held for the account of Madera.

         (b) Each of Madera and Ms. Rebling may be deemed to have the sole power to direct the voting and disposition of the 2,629,855 Shares held for the account of Madera as described above.

         (c) Except for the transactions set forth in Item 3 hereof, there have been no transactions with respect to the Shares since May 20, 2004 (60 days prior to the date hereto) by any of the Reporting Persons.

         (d) The members of Madera have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Madera in accordance with their membership interests in Madera.

         (e) Not Applicable.

                                                              Page 6 of 17 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On July 6, 2004, Madera entered into a Shareholders Agreement with Cardinal (the "Shareholders Agreement"), a copy of which is attached hereto as Exhibit B.

         The Shareholders Agreement provides that, from and after July 6, 2004 and until the earliest to occur of (i) 18 months from July 6, 2004, (ii) with respect to any Shares sold or transferred, upon the sale or transfer of such Shares, or (iii) with respect to any Shares eligible for a tag-along sale pursuant to the terms of the Shareholders Agreement, the date which Madera fails to exercise its tag-along right to sell such Shares at a price above forty cents ($0.40) per share (the "Put Option Period"), Cardinal has the right to request from Madera a proxy to vote any or all of the Shares over which Madera has voting control at any time that a vote of the shareholders of the Issuer is required. Notwithstanding the foregoing, Madera will not be obligated to grant such proxy to Cardinal in the event that the voting of such Shares would (a) impact such Shares in a different and adverse manner than any Shares of the Issuer owned by Cardinal or (b) directly and adversely impact the liquidity of such Shares.

         The Shareholders Agreement also (i) provides Cardinal with a right of first refusal with respect to any proposed transfer of Shares by Madera to a third party, (ii) grants Madera, from and after July 6, 2005 through the expiration of the Put Option Period, the right to contribute all of its Shares to Cardinal in exchange for a limited partnership interest in Cardinal, and
(iii) grants Madera a tag-along right to sell a pro rata portion of its Shares in connection with a transfer by Cardinal of any of its Shares.

         The Shareholders Agreement further provides that, until such time as Madera ceases to own Shares representing at least five percent (5%) of the outstanding common shares of the Issuer on a fully-diluted basis, Madera is entitled to send an affiliate to attend and observe all meetings of the Issuer's board of directors.

         The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement (attached hereto as Exhibit B), which is incorporated herein by reference.

         Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 17 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 19, 2004                 MADERA LLC


                                    By:      /s/ Miriam Rebling
                                             -----------------------------------
                                             Name: Miriam Rebling
                                             Title: Manager



                                    MIRIAM REBLING

                                    /s/ Miriam Rebling
                                    ----------------------------

                                                              Page 8 of 17 Pages

EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.       Joint Filing Agreement, dated as of July 19, 2004, by
         and between Madera LLC and Miriam Rebling ...........                 9

B.       Shareholders Agreement,  dated as of July 6, 2004, by
         and   between   Madera   LLC   and   Cardinal-UniMark
         Investors, L.P. .....................................                10

                                                              Page 9 of 17 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of The UniMark Group, Inc., dated as of July 19, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: July 19, 2004                 MADERA LLC


                                    By:      /s/ Miriam Rebling
                                             -----------------------------------
                                             Name: Miriam Rebling
                                             Title: Manager



                                    MIRIAM REBLING

                                    By:      /s/ Miriam Rebling
                                             ----------------------------

                                                             Page 10 of 17 Pages

                                    EXHIBIT B

                             SHAREHOLDERS AGREEMENT

         THIS SHAREHOLDERS AGREEMENT, the "Agreement" is made as of July 6, 2004, by and among Cardinal-UniMark Investors, L.P., a Delaware limited partnership ("Cardinal") and Madera LLC, a Delaware limited liability company ("Madera").

                                    RECITALS:

         A. Madera owns 2,629,855 shares (the "Shares") of the common stock of The UniMark Group, Inc., a Texas corporation ("UniMark").

         B. Prior to Cardinal acquiring 10,519,419 of common stock of UniMark (the "Cardinal Shares"), the parties have agreed to enter into this Agreement setting forth certain rights and obligations of the parties.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

         1. Shareholders Voting. From the effective date of this Agreement until the Put Option (as defined in Section 4 below) has expired, whenever there is required a vote of the shareholders of UniMark, Madera shall upon the written request of Cardinal execute a written irrevocable proxy in a form acceptable to Cardinal authorizing Cardinal in its sole discretion to vote all of the which are voting shares and any other voting securities of UniMark over which Madera has voting control (subject in each case to compliance with applicable law). Any such proxy may be used without limitation with respect to any proceedings and procedural rules governing the matter for which it was given. Notwithstanding the foregoing, Madera shall not be obligated to grant Cardinal such proxy if the result of voting of the same would impact the Shares in a different and adverse manner than the Cardinal Shares or directly and adversely impact the liquidity of the Shares. Madera shall refrain from voting any of the Shares for which such proxy was requested by Cardinal. Effective upon a sale or transfer of the Shares to an unaffiliated third party in accordance with the terms of this Agreement, the rights and obligations set forth in this Section 1 shall terminate automatically.

         2. Observer Rights. Cardinal shall cause its affiliates who are members of the UniMark Board of Directors (the "Board") to permit an affiliate of Madera ("Observer") to attend all meetings of the Board and all committees thereof. The Observer shall receive all written materials and other information given by the Board at the same time as such materials are given to the Board. If any action by written consent in lieu of a meeting of the Board is proposed to be taken, the Observer shall receive written notice thereof prior to the effective date of such consent describing in reasonable detail the nature and substance of such action. Likewise the Observer shall have the right to receive and review copies of the minutes of the Board meetings and the resolutions of the Board. No affiliate of Madera shall be entitled to act as an Observer hereunder unless such Observer shall have entered into an agreement containing such provisions as UniMark may reasonably request regarding the confidentiality and disclosure of

                                                             Page 11 of 17 Pages

the information obtained (whether in written or oral form) and shall not be entitled to attend any portions of a meeting of the Board at which the members of the Board for themselves or on behalf of UniMark are obtaining legal advice from counsel which would be subject to the attorney-client privilege. The rights of Madera under this Section 2 shall expire at such time as Madera ceases to own Shares representing at least five percent (5%) of the outstanding common shares of UniMark on a fully-diluted basis.

         3. Right of First Offer.

         3.1. Madera shall not make any transfer, sale, gift, assignment, pledge, hypothecation or other disposal (whether with or without consideration and whether voluntary or involuntary or by operation of law) (a "Transfer") of the Shares, except pursuant to the provisions of this Section 3 hereof:

         (a) Transfer Notice. If at any time after the date hereof Madera proposes to Transfer any of the Shares to one or more third parties, then Madera shall give Cardinal written notice of its intention to make the Transfer (the "Transfer Notice"), which Transfer Notice shall include (i) a description of the Securities to be transferred ("Offered Securities"), and (ii) the sales price at which Madera would be willing to sell the Offered Securities. The Transfer Notice shall also include a copy of any written proposal, selling authorization, term sheet or letter of intent or other agreement relating to the proposed Transfer to the extent such document exists.

         (b) Cardinal's Option. Cardinal shall have an option for a period of ten (10) days from receipt of the Transfer Notice (the "Cardinal Option Period") to elect to purchase all or a portion of the Offered Securities at the same price and subject to the same material terms and conditions as described in the Transfer Notice. Cardinal may exercise such purchase option and, thereby, purchase all the Offered Securities by notifying Madera in writing before expiration of the Cardinal Option Period. If Cardinal does not exercise its purchase option within the Cardinal Option Period, Madera shall be entitled to sell the Offered Securities to any third party in a period of sixty (60) days from the date of expiration of the Cardinal Option Period at the same or higher price than the price described in the Transfer Notice. If Cardinal gives Madera notice that it desires to purchase such Offered Securities, then payment therefor shall be by check or wire transfer against delivery of the Offered Securities to be purchased at a place and time agreed upon between the parties therefor, which time shall be no later than thirty (30) days after the expiration of the Cardinal Option Period, unless the Transfer Notice contemplated a later closing with the prospective third party transferee(s). If Cardinal does not exercise its purchase option within the Cardinal Option Period and Madera does not consummate the sale of the Offered Securities with 60 days from the date of expiration of the Cardinal Option Period, then Madera shall again be obligated to comply with the Transfer Notice provisions of Section 3.1
(a) of this Agreement and Cardinal shall again have the right to purchase all or a portion of the Offered Securities during the new Cardinal Option Period on the terms and conditions as set forth in this Section 3.1(b).

         (c) Form of Consideration. Madera shall only Transfer the Shares in consideration for cash.

                                                             Page 12 of 17 Pages

         3.2. Legend. Each certificate evidencing Securities of the parties hereto shall be stamped or otherwise imprinted with a legend in substantially the following form:

         "The securities represented by this certificate are subject to a Shareholders Agreement dated as of June 30, 2004, among certain of the Company's shareholders, as amended and modified from time to time. A copy of such Shareholders Agreement shall be furnished without charge by the Company to the holder hereof upon written request."

Madera shall provide the other with satisfactory evidence that such legend has been imprinted on certificates evidencing the Shares.

         3.3. Transfers in Violation of Agreement. Any Transfer or attempted Transfer of any of the Shares in violation of any provision of this Agreement shall be void.

         4. Put Option.

4.1 At any time between the twelfth (12th) month anniversary of the effective date of this Agreement, and the expiration period established in Section 4.3, Madera shall be entitled to contribute (the "Put Option") to the capital of Cardinal all of the Shares then owned by Madera (the "Put Shares") for a Class A Limited Partnership Interest (the "Interest"). Attached hereto as Exhibit A is the Agreement of Limited Partnership of Cardinal. In the event Madera exercises its put option under this Section 4, the Agreement of Limited Partnership of Cardinal shall be amended to reflect the following:

                  (a) The Interest shall be entitled to receive distributions in an amount equal to (the "Priority Position"): (i) forty cents (U.S.$.40) multiplied by the number of Put Shares contributed by Madera to Cardinal less (ii) any cash dividends, cash distributions or other consideration received by Madera from UniMark with respect to the Put Shares. In addition, during the period that the Put Option has been exercised without distributions to Madera, the Interest shall be entitled to receive distributions in an amount equal to 6.0% per annum multiplied by the unpaid Priority Position.

                  (b) Upon the entire amount of the distributions under (a) being made, the holder of the Interest shall be entitled to no further distributions from Cardinal and the Interest shall be assigned to the nominee of Cardinal or otherwise be extinguished.

                  (c) No distribution shall be made to any other partner of Cardinal so long as the holder of the Interest has not received the entire amount of distributions provided under (a).

                  (d) Approval of the holder of the Interest shall be required if Cardinal proposes to incur any indebtedness or other obligations which would significantly impair the ability of Cardinal to make the distributions under (a) with respect to the Interest.

                                                             Page 13 of 17 Pages

                  (e) Any income realized by Cardinal in any fiscal year shall be allocated to the Interest to the extent distributions are made with respect thereto.

                  (f) On a dissolution of Cardinal, the holder of the Interest shall be entitled to any distributions under (a) to the extent such distributions remained unpaid prior to any distributions to the partners of Cardinal.

         4.2. Obligations of Cardinal. After the Effective Date until the full termination of Madera's rights under Section 4.1 as set forth under Section 4.3, Cardinal shall not Transfer any of the Cardinal Shares or incur any indebtedness or other obligations without the prior written consent of Madera or suffer or permit the Agreement of Limited Partnership of Cardinal to be amended in a manner which could adversely impair its obligations with respect to the Interest which Madera may acquire under Section 4.1. Within six months of Madera exercising its rights under Section 4.1, Cardinal shall use its best efforts to sell a sufficient number of shares of common stock of UniMark owned by Cardinal to allow Cardinal to make the distributions to Madera in the amount set forth in
Section 4.1(a).

         4.3.  Termination.  The rights of Madera to acquire the Interest  under
Section 4.1 shall expire upon the earlier of (a) eighteen (18) months from the Effective Date, (b) with respect to Shares sold or transferred, upon the sale or Transfer of the Shares or (c) with respect to Shares for which Madera fails to exercise "tag rights" under Section 5 to sell such Shares at a price above forty cents (U.S. $.40) per share.

         5. Tag Rights.

         At least 5 days prior to any Transfer of Cardinal Shares, Cardinal shall deliver a written notice to Madera, specifying the same information as is required in a Transfer Notice under Section 3.1(a). Madera may elect to participate in the contemplated Transfer at the same price per share with respect to the Cardinal Shares and on the same terms by delivering written notice to Cardinal within 10 days after delivery of the notice by Cardinal. If Madera elects to participate in such Transfer, Cardinal and Madera shall be entitled to sell in the contemplated Transfer, at the same price per share with respect to the shares and on the same terms, an amount of shares equal to the product of (i) the quotient determined by dividing the percentage of shares owned by the respective party by the aggregate percentage of shares owned by Cardinal and Madera and (ii) the amount of shares to be sold in the contemplated Transfer.

         For example, if the Sale Notice contemplated a sale of 200 shares of Common Stock by Cardinal, and if Cardinal at such time owns 40% of all outstanding shares of Common Stock and Madera owns 10% of all outstanding shares of Common Stock then Cardinal would be entitled to sell 160 shares of Common Stock (40%/50% x 200 shares) and Madera would be entitled to sell 40 shares of Common Stock (10%/50% x 200 shares).

         The rights of Madera (or any  successor or assign) to sell Shares under
Section 5 shall expire shall expire for any of the Shares which have been a subject of a Transfer.

                                                             Page 14 of 17 Pages

         6. Legal Opinion. Upon delivery of this Agreement, Cardinal shall cause to be delivered to Madera the following legal opinion of Pedersen & Houpt, P.C.:

         Cardinal has the power and authority to enter into and to perform its obligations under this Agreement. The execution, delivery and performance by Cardinal has been duly authorized by all necessary action on the part of Cardinal and its general partner. This Agreement has been duly executed on behalf of Cardinal. This Agreement constitutes the legal, valid and binding obligation of Cardinal enforceable against Cardinal in accordance with its terms.

         7. No Payments to Affiliates. Except as approved by Madera, until Madera's put option rights under section 4 hereof are extinguished, Cardinal shall cause its affiliates and UniMark to prevent UniMark and any of its subsidiaries from making any payment to any affiliate of Cardinal, either in consideration of services rendered, goods purchased, financings, or any other reason.

         8. Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by Cardinal and Madera and their successors and assigns, subject to the restrictions on transferability set forth herein.

         9. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

         10. Notices. All notices under this Agreement shall be in writing and shall be (i) delivered in person, (ii) sent by telecopy, or (iii) mailed, postage prepaid, either by registered or certified mail, return receipt requested, or overnight express carrier, addressed in each case as indicated on the Schedule of Notice Addresses attached hereto or to any other address or telecopy number as such party shall designate in a written notice to the others. All notices sent pursuant to the terms of this Section 7 shall be deemed received (i) if personally delivered, then on the date of delivery; (ii) if sent by telecopy before 2:00 p.m. local time of the recipient, then on the day sent if a business day or if such day is not a business day or if sent after 2:00 p.m. local time of the recipient, then on the next business day; (iii) if sent by overnight or express carrier, then on the next business day immediately following the day sent; or (iv) if sent by registered or certified mail, then on the earlier of the third (3rd) business day following the day sent or when actually received. Any notice by telecopy shall be followed by delivery of a copy of such notice by regular mail.

         11. Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the state in which the Company's chief executive office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday or legal holiday.

         12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions.

                                                             Page 15 of 17 Pages

         13. Effectiveness. Except as otherwise provided herein, this Agreement shall become effective as of July 6, 2004 ("Effective Date").

                                                             Page 16 of 17 Pages

         IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement on the day and year first above written.



Madera LLC, a Delaware limited liability       Cardinal-UniMark Investors, L.P.,
company                                        a Delaware limited partnership

By: __________________________________         By:  Cardinal  Growth  Corp.,
Name: ________________________________         an Illinois  corporation,
Its: ___________________________________       its Manager


                                               By: _____________________________
                                               Name: ___________________________
                                               Its: ____________________________

                                                             Page 17 of 17 Pages

Schedule of Notice Addresses


To Madera:

___________________________
___________________________
___________________________
___________________________


To Cardinal:

Cardinal Growth, L.P.
311 South Wacker Drive, Suite 5500
Chicago, Illinois 60606
Facsimile:  312-913-1001

Attn:  Robert Bobb

With a copy to (which shall not constitute notice to Cardinal):

Pedersen & Houpt, P.C.
161 North Clark, Suite 3100
Chicago, Illinois  60601
Facsimile:  312-641-6895
Attn:  Gregory J. Perry